February 6, 2009
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attention:	Ms. Kathleen Collins Ms. Melissa Feider
Re:	3Com Corporation Form 10-K for the Fiscal Year Ended May 31, 2008 Filed July 25, 2008 Form 8-K filed on December 18, 2008 File No. 000-12867
Ladies and Gentlemen:
     We refer to Ms. Collins’ letter dated January 29, 2009 which sets forth the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding Form 10-K for the fiscal year ended May 31, 2008 and the Form 8-K filed on December 18, 2008 of 3Com Corporation (the “Company”). The Company hereby requests additional time to respond to the Staff’s comments. The Company intends to respond to the Staff’s comments by February 27, 2009.
     If you have any questions, please do not hesitate to call the undersigned at (508) 323-1394.

Sincerely,

/s/ JAY ZAGER

Jay Zager
Executive Vice President, Chief Financial Officer
3Com Corporation